May 20, 2025

Ben Kaplan
Chief Executive Officer
Aibotics, Inc.
100 SE 2nd St
Suite 2000
Miami, FL 33131

       Re: Aibotics, Inc.
           Amendment No. 1 to the Offering Statement on Form 1-A
           Filed May 7, 2025
           File No. 024-12597
Dear Ben Kaplan:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to the Offering Statement on Form 1-A
Use of Proceeds, page 16

1. Please revise the Use of Proceeds table so that it reflects the amount that could be received at the various levels of funding. Currently, the total of the amounts allotted to the individual uses listed in the table exceeds the total amount that could be raised in the offering.
Business, page 26

2. Please revise this section and throughout the Offering Statement to make clear the status and current plans for the Company's business operations. In this regard, the
       Summary section indicates that the Company's business involves the use of AI and robotics to develop innovative solutions to address real-world challenges; however,
 May 20, 2025
Page 2

      the Business section indicates that you are pursuing the development of pharmaceutical grade components for psychedelic based treatments. As applicable,
      disclose when the company ceased any material business operations. Executive Compensation, page 32

3. Please update your executive compensation table for the fiscal year ended December
      31, 2024. Refer to Item 11(a) of Part II of Form 1-A.
       Please contact Chris Edwards at 202-551-6761 or Joe McCann at 202-551-6262 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Jonathan D. Leinwand, Esq.